UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at August 2, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: August 2, 2007

Print the name and title of the signing officer under his signature.

1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 South Africa 27 (0) 11 884 1610 www.grtbasin.com

  GREAT BASIN ANNOUNCES APPROVAL OF BEE TRANSACTION BY SOUTH AFRICAN
RESERVE BANK FOR BURNSTONE GOLD PROJECT IN SOUTH AFRICA

August 2, 2007 Vancouver BC - Great Basin Gold Ltd ("Great Basin Gold" or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBGold) announces that further to Great Basin Gold announcements of February, May and July 2007, finalization of the black economic empowerment ("BEE") transaction with Tranter Gold (Pty) Ltd ("Tranter") has achieved a significant milestone with the approval of the transaction by the South African Reserve Bank ("SARB").

The SARB approval was obtained within the extended completion date of the BEE transaction, namely July 31, 2007.  Great Basin is now in a position to submit its application for a mining right in respect to the Burnstone project, which will be done within days of this announcement.

The approval granted is subject to the provisions of the South African Exchange Control Regulations, and Tranter may only hold the Great Basin Gold shares on the Johannesburg Stock Exchange. In terms of the agreement announced in February 2007, Tranter will participate in the listed Great Basin Gold entity, equivalent to a 26% see-through value of the Burnstone Project. This ensures compliance by Great Basin Gold to the Minerals and Petroleum Development Act. Tranter will be acquiring 19,938,650 shares of Great Basin Gold common stock, representing approximately 10% of the Great Basin Gold shares outstanding after completion of the transaction. The US$37 million cash inflow from the completion of the BEE transaction will be solely allocated to the development of the Burnstone Project in South Africa.

President and CEO Ferdi Dippenaar said: "Management is delighted with the approval which is another milestone in the delivery of the Burnstone Project in South Africa. The approval allows for a win-win situation for both Great Basin Gold and Tranter, firstly enabling the delivery of the Burnstone Project whilst Tranter shareholders will achieve exposure to the international asset base of the Company. The only matter still outstanding is the signing of the Share Subscription Agreement between Tranter and Great Basin Gold Ltd and this will be concluded within days This approval was the last of the remaining issues outstanding and Great Basin Gold will now, through its wholly owned subsidiary Southgold Exploration (Pty) Ltd, submit the application for its mining right to the Department of Minerals and Energy. "

Great Basin has two advanced stage gold projects in two of the world's best gold environments. In addition to its Burnstone Gold Project in South Africa's Witwatersrand Goldfield, the Company holds a 100% interest in the Hollister Property on the Carlin Trend in Nevada, USA.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 884 1610
Melanee Henderson in North America 1 800 667-2114
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.